

March 3, 2010

Via Facsimile ((919) 786-2200) and U.S. Mail

Robert H. Bergdolt, Esq.
DLA Piper LLP (USA)
4141 Parklane Avenue, Suite 300
Raleigh, North Carolina 27612

RE: **Wells Real Estate Investment Trust II, Inc.**
        Schedule 14D-9 filed February 19, 2010
        Schedule 14D-9/A filed March 1, 2010
        File No. 005-85183

Dear Mr. Bergdolt:

We have reviewed your filings and have the following comment.

The Solicitation or Recommendation – Reasons for the Recommendation

1.   We note the revisions made in response to our prior comment 2 that compare the multiples of estimated 2009 adjusted funds from operations for the Company and its peers based on each offer's price. Please revise your disclosure to list the 13 comparable companies referenced in your disclosure.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                   Sincerely,

                   Daniel F. Duchovny
                   Special Counsel
                   Office of Mergers and Acquisitions